Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 8, 2015
Relating to Preliminary Prospectus Supplement dated December 8, 2015
Registration No. 333-192321

This free writing prospectus relates to the public offering of common stock of Accelerate Diagnostics, Inc. and should be read together with the preliminary prospectus supplement dated December 8, 2015, which we refer to as the Preliminary Prospectus Supplement, to the Registration Statement on Form S-3 relating to this offering of our common stock. The Preliminary Prospectus Supplement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/727207/000119312515397715/d100420d424b5.htm. On December 8, 2015, we issued the following press release relating to the offering:

Accelerate Diagnostics Announces Proposed Public Offering of Common Stock

TUCSON, Ariz., December 8, 2015 — Accelerate Diagnostics, Inc. (Nasdaq: AXDX) today announced that it has commenced an underwritten public offering of $80 million of shares of its common stock. All of the shares are being offered by Accelerate Diagnostics. In addition, Accelerate Diagnostics expects to grant the underwriters of the offering a 30-day option to purchase up to an additional $12 million of shares of its common stock at the public offering price, less the underwriting discounts and commissions. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Accelerate Diagnostics anticipates using the net proceeds from the offering for general corporate purposes.

J.P. Morgan Securities LLC is acting as lead book-running manager for the offering. Piper Jaffray & Co. is also acting as a book-running manager. William Blair & Company, L.L.C. and BTIG, LLC are acting as co-managers for the offering.

Certain of Accelerate Diagnostics’ affiliates, including entities affiliated with one of its directors, Jack Schuler, and which together are its largest stockholders, have indicated an interest in purchasing an aggregate of up to $50 million of the shares of the company’s common stock in the proposed offering at the public offering price. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these entities may elect not to purchase any shares in the offering, or the underwriters may elect not to sell any shares in the offering to any or all of these entities.

A shelf registration statement relating to the shares was filed with the Securities and Exchange Commission and became effective on December 10, 2013. The offering is being made solely by means of a prospectus. A copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Accelerate Diagnostics, Inc.

Accelerate Diagnostics, Inc. (Nasdaq:AXDX), is an in vitro diagnostics company dedicated to providing solutions for the global challenge of antibiotic resistant organisms. The company’s investigational ID/AST platform utilizes proprietary molecular and phenotypic detection technologies which have the potential to significantly decrease the time to result while achieving high sensitivity and specificity.

Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others, relating to Accelerate Diagnostics’ expectations regarding the completion, timing and size of the public offering, its expectations with respect to granting the underwriters a 30-day option to purchase additional shares, its anticipated use of net proceeds from the offering and potential participation in the offering by certain of its affiliates. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include risks and uncertainties related to completion of the public offering on the anticipated terms or at all, market conditions and the satisfaction of customary closing conditions related to the public offering. More information about the risks and uncertainties faced by Accelerate Diagnostics is contained in the section captioned “Risk factors” in the preliminary prospectus supplement related to the public offering filed with the Securities and Exchange Commission. Accelerate Diagnostics disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Media Contact:

Andrew Chasteen

Marketing and Communications

520.404.0809

achasteen@axdx.com

Investor Contact:

Jamien Jones

Blueprint Life Science Group

415.375.3340 Ext. 103

jjones@bplifescience.com

Source: Accelerate Diagnostics, Inc.

We have filed a registration statement (including the Preliminary Prospectus Supplement) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com.